ASML 2006 Annual and 4th Quarter Results
Strong company on a growth trajectory

January 17, 2007

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the
prevailing market price for ASML shares, and other risks
indicated in the risk factors included in ASML’s Annual
Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

Agenda

ASML overview

Financial summary

Q1 2007 outlook

ASML growth trajectory

/ Slide 3

Top 10 Large Suppliers of Chip Making Equipment 2006	
Rank	Company
1	Varian Semiconductor
2	ASML
3	Hitachi Kokusai Electric Inc.
4	Tokyo Electron Limited
5	Dainippon Screen Mfg. Co., Ltd.
6	Hitachi High-Technologies Corp.
7	ASM International N.V.
8	Applied Materials, Inc.
9	Novellus Systems, Inc.
10	ULVAC, Inc.

VLSI RESEARCH INC 10 BEST SUPPLIERS OF 2006 Customer Satisfaction

ASML

ASML overview

Key facts:

Headquarters: Veldhoven,

the Netherlands

Revenue 2006 ~ €3.6 B

Market cap ~ €9 B

Employees 5600

Leaders in Innovation

ASML TWINSCAN

The world’s leading supplier of lithography equipment

Customer satisfaction

Customers

Serving 80% of the top 20 IC
manufacturers in the world

/ Slide 4

Financial summary

/ Slide 5

Revenues
4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006
Q4
Q3
Q2
Q1

ASML

Total revenues M€ - record high

179

609

351

820

526

370

329

318

785

611

616

453

548

533

763

685

629

1,959

1,543

2,465

2,529

942

958

1068

3,597

/ Slide 6

Revenue breakdown: Q4 2006

Value per type

Value per technology

TWINSCAN

95%

Other systems

5%

Value per region

Value per end-use

Foundry

23%

Memory

54%

IDM

23%

KrF

22%

ArF

70%

i-line

8%

U.S.

23%

Taiwan

26%

Korea

28%

China

5%

Europe

7%

ROW

4%

units

Units

11

61

Others

TWINSCAN

20

19

33

i-line

KrF

ArF

Japan

7%

Numbers have been rounded for readers’ convenience

/ Slide 7

Profit & Loss statement M€

/ Slide 8

Numbers have been rounded for readers’ convenience

2005

2006

Net sales

2,529

3,597

Gross profit

Gross margin %

974

38.5%

1,462

40.6

%

R&D costs

324

387

SG&A costs

201

205

Operating income

Operating income %

449

17.8%

871

24.2

%

Net income

Net income %

311

12.3%

625

17.4

%

Key financial trends 2005 - 2006

/ Slide 9

Numbers have been rounded for readers’ convenience

Profit & Loss Statement

M€

Q4 05

Q1 06

Q2 06

Q3 06

Q4 06

Units

47

51

72

71

72

Sales

548

629

942

958

1068

Gross profit

Gross margin %

204

37.3

%

252

40.0

%

381

40.4

%

391

40.8

%

439

41.1

%

R&D

82

87

92

100

10

7

SG&A

47

50

51

51

52

Operating income

Operat

ing income %

75

13.6

%

114

18.2

%

238

25.2%

239

25.0%

280

26.2

%

Net income

Net income %

52

9.4

%

80

12.7

%

167

17.7

%

172

17.9

%

206

19.3

%

ASP New Systems

12.5

13.5

13.7

13.8

14.7

Bookings Units

55

62

93

95

84

Cash flow M€

/ Slide 10

Numbers have been rounded for readers’ convenience

Q3 06

Q4 06

2006

Net income

172

206

625

Depreciation and amortization

30

3

2

104

Changes in tax assets and liabilities

62

(45)

28

Effects of changes in inventories

60

51

(

30)

Effects of changes in other assets and

liabilities

(322

)

120

(

250

)

Cash fl

ow from operations

2

364

47

8

Cash flow from investing activities

(15)

(

21)

(66

)

Cash flow from financing activities

(139)

(

270)

(648

)

Effect of changes in exchange rates on cash

1

2

(13

)

Net cash flow

(151)

75

(249

)

Balance sheet as of Dec 31, 2006 M€

/ Slide 11

Numbers have been rounded for readers’ convenience

ASSETS

Oct  2006

Dec 2006

Cash and cash equivalents

1,581

41%

1,

656

42

%

Accounts receivable, net

675

17%

673

17%

Inventories, net

837

22%

809

20

%

Other assets

194

5%

182

5

%

Tax assets

267

7%

342

9

%

Fixed assets

301

8%

289

7

%

TOTAL ASSET

S

3,855

100%

3,

951

100%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

1,519

39%

1,1

81

30

%

Convertible subordinated bonds

380

10%

380

10%

Long term debts and deferred liabilities

214

6%

233

5

%

Shareholders’ equity

1,742

45%

2,157

55

%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY

3,855

100%

3,

951

100%

2006: Record execution

Growth

7 new customers in Japan, Taiwan and US

Revenue up 42% to record € 3.6 billion

Record net income of € 625 million

Profitability

Cost of goods reduction reflected in improved gross margin

SG&A decreasing as a percentage of sales, currently at 6%

Cash

Inventory days improved to 111 days in Q4 2006 from 188
days in Q4 2005

/ Slide 12

ASML repurchased 8.3% of outstanding shares

ASML intends to buy back the remaining 1.7% (approx. 8 million shares) of the maximum of 10% of outstanding shares authorized by the AGM

ASML reiterates its commitment to return cash above its net cash target of € 1B to shareholders through share buy backs resulting in reduction of the number of shares outstanding

/ Slide 13

Numbers have been rounded for readers’ convenience

Outstanding shares 1 Jan. 2006  [millions]

485

Exercised employee stock options

2

Issuance of shares redemption convertible loan

31

Share buy back redemption convertible loan

(15)

Share buy back

(26)

Total share buy back

(41)

Outstanding shares 31 Dec. 2006

477

(After 26 million ASML treasury shares are cancelled by AGM)

Q1 2007 outlook

ASML expects to ship 70 systems

ASP for new + refurbished systems expected to be € 12.0 million

Gross margin will range between 40 - 41%

R&D is expected to increase to € 115 million net of credit to strengthen technology leadership and enabling lithography growth

SG&A is expected at € 55 million

/ Slide 14

ASML growth trajectory

/ Slide 15

ASML’s short to mid term growth trajectory
supported by:

Positive semiconductor market forecasts by industry analysts

Strong position in immersion products

Further market share gains

Strong backlog and healthy bookings prospects

/ Slide 16

WSTS (Nov06)
VLSI Research (Dec 06)
SIA (Nov06)
Semico (Dec 06)
ML (Nov06)
iSupply (Nov06)
IC Insights (June 06)
Dataquest (Dec 06)
0%
2%
4%
6%
8%
10%
12%

ASML

2007 Semiconductor revenues projected to grow

Average
growth
8.5%

2007 Semiconductor revenue forecast

/ Slide 17

Growth in 2007
%
12
10
8
6
4
2
0
10
3
3
5
IC units
Capex
Fab equipment investments
Litho equipment investments

ASML

Litho growth outpacing other semiconductor fab
equipment growth

Source : Average of VLSI Research, Gartner Dataquest

/ Slide 18

Immersion in 2007
20 immersion machines in backlog

H1 2007:

XT:1700i systems shipping for
5x nm node flash to leading
manufacturers

H2 2007:

XT:1900i systems for 4x nm
node flash manufacturing and
broad based R&D

Shipments expected to over 10
customers

TWINSCAN XT:1900i

First shipment mid 2007

/ Slide 19

Via chain yield for 55-nm devices
NEC
Metal1-via-metal2; all wet-tool NA=0.93
Via chain number
100K
1M
100M
100.0%
96.7%
95.2%
0
20
40
60
80
100
Yield [%]
Immersion lithography does not degrade the yield of the device.
19

Immersion wafer defect map
• Champion data shows 3 defects/wafer, defect density 0.006/cm²
• Result is repeatable and consistent
tsmc
Trust The Leader. Trust TSMC.
14

ASML

AMD & IBM

Semiconductor International Online

January 1, 2007

AMD and IBM announced that they had
successfully completed their development
work on the first-generation immersion
lithography process

Immersion is imminent for volume manufacturing

Immersion production
with XT:1700i already
started at several
customers

/ Slide 20

0%

10%

20%

30%

40%

50%

60%

12” & ArF

6” & early i-line

KrF &

Step & Scan

1984

1986

1988

1990

1992

1994

1996

1998

2000

2002

2004

Reliable introduction

Lead time reduction

Cost effective

Market share through technology

2006

ArFi

8” & i-line

Source:  ASML, SEMI (2006 data up to Nov. 2006)

/ Slide 21

3,000
2,500
2,000
1,500
1,000
500
0
M Euro
2005
2006
2005
2006
2005
2006
2005
2006
Others
ASML

ASML

ASML market share growth to continue in 2007

Europe

Worldwide litho shipments by region

ASML worldwide market share
at 61% through Nov. 2006

Source: ASML

Asia non
Japan

Japan

US

/ Slide 22

Backlog as of Dec 31, 2006

67% of unit backlog carry H1 2007 shipment dates

Q4 net bookings of 84 systems with a value € 1,089 million
including 74 new tools with an ASP of € 14.2 million

Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period

New Systems

Used Systems

Total Backlog

M€  2,120

M€     26

M€    2,146

M€   13.9

M€     2.6

M€     13.2

Backlog

Backlog

  153

10

163

Units

Value

ASP

Numbers have been rounded for readers’ convenience

/ Slide 23

Used systems
New systems
Backlog value
Backlog units
Backlog value M€
200
180
160
140
120
100
80
60
40
20
0
2500
2000
1500
1000
500
0
Mar03
Jun 03
Sep 03
Dec 03
Mar04
Jun 04
Sep 04
Dec 04
Mar05
Jun 05
Sep 05
Dec 05
Mar06
Jun 06
Sep 06
Dec 06

ASML

Backlog: litho units and value

/ Slide 24

Backlog lithography per Dec 31, 2006

Total value € 2,146 million

Value per type

Value per technology

TWINSCAN

95%

Other systems

          5%

I-line

11%

ArF immersion

26%

Value per region

Value per end-use

Foundry

15%

Memory

64%

IDM

21%

KrF

24%

ArF dry

39%

Numbers have been rounded for readers’ convenience

U.S.

29%

Taiwan

17%

Korea

22%

China

8%

Europe

9%

Singapore

9%

Japan

6%

/ Slide 25

Trends by sector

Flash is starting volume manufacturing using immersion
in early 2007

DRAM healthy growth in capacity expansion, no
overheating observed

Foundries invest anticipating growth in 2007, utilization
in factories is bottoming

IDM normal investment level supporting shrink including
immersion for R&D

/ Slide 26

2007 Outlook

Industry Analysts forecast average 10% IC unit growth in
2007 and about € 5.5 billion ($ 6.8 Billion) litho investment in
2007 (source: Gartner Dataquest and VLSI Research)

ASML’s record current backlog of € 2.1 billion suggests
strong H1 2007, sustained by planned new Flash lines,
strong DRAM capacity increases and measured foundry
demand

We expect front loading of Flash memory capacity build-up in
H1 2007 and a strong uptake of the XT:1900i in H2 2007

2007: Another year of growth

/ Slide 27

ASML’s long term growth trajectory supported by:

R&D investment

Litho market natural growth

Business scope expansion

2007 – A step towards € 5B revenues by 2010

/ Slide 28

“40nm and below”

ArFi lens: 1.35 NA

Improved
Overlay 6 nm

Highest Productivity

Fastest Scanning Stages:
131 wph

@ 125 exposures / wafer

Innovation: TWINSCAN leadership
XT:1900i provides the best resolution, productivity and overlay

Proven single
barrel
catadioptric
lens design

/ Slide 29

R&D Spend
120
100
80
60
40
20
0
Q1 2002
Q3 2002
Q1 2003
Q3 2003
Q1 2004
Q3 2004
Q1 2005
Q3 2005
Q1 2006
Q3 2006

ASML

R&D spend (M€) per quarter is supporting
continued technology leadership

R&D 11% of
revenue in
2006

Source: ASML

/ Slide 30

Ensuring continuous market share growth through
technology leadership

Commodity products

500 TWINSCAN systems shipped

High throughput i-line TWINSCAN with improved overlay
performance  - as per new node needs

Immersion

Significant customer experience accumulated on 36 installed systems

Ramp XT:1900i for 40 nm half pitch resolution and below

20 immersion machines in backlog

Double Patterning / EUV

Dry ArF Double Patterning tool launched for up to 32 nm imaging

3 pre-production EUV machines ordered

New product architecture development supporting future litho needs

/ Slide 31

Lithography Equipment  -  a growing market with
three major value drivers

Accelerating roadmap forcing more
complexity…

ASP increase not fully compensated by throughput

…and more processing layers with

Standard shrink technology yield challenges

Alternative solutions (Spacer, 3D, Vertical gates)

Double Patterning

…with increased value generated through
performance overlay and yield improvement
features

…leading to “Litho content” growth

/ Slide 32

Lithography Equipment  -  a growing market with
three major value drivers

Accelerating roadmap forcing more complexity…

‘10

‘12

200

100

80

60

40

Logic

DRAM

NAND

‘11

‘07

‘09

‘08

‘04

‘06

‘05

‘01

‘03

‘02

2000

ASML Product
Introduction

XT:1400

XT:1700i

AT:1200

AT:850

XT:1900i

20

DPT

EUV

Year – Production start

/ Slide 33

Layers
0
5
10
15
20
25
30
35
40
45
Flash 55nm
Flash 45nm
DRAM 65nm
DRAM 55nm
Logic 65nm
Logic 45nm
ArFi
ArF
KrF
i line

Revenue
0
50
100
150
200
250
300
350
400
450
500
Flash 55nm
Flash 45nm
DRAM 65nm
DRAM 55nm
Logic 65nm
Logic 45nm
ArFi
ArF
KrF
i line

ASML

Lithography Equipment  -  a growing market with
three major value drivers

…and more processing layers

Fabsize

Memory - Flash  70kwsm

Memory - Dram  50kwsm

Logic/Foundry    30kwsm

… leading to growing lithography

As shrink continues more litho layers and
more immersion layers are needed….

expenditure

/ Slide 34

Expose & Write Equipment Sales as % of Total Equipment Sales
Expose & Write as % of Total Equipment
Expon. (Expose & Write as % of Total Equipment)
12 per. Mov. Avg. (Expose & Write as % of Total Equipment)
Expose & Write as % of Total Equipment
26%
24%
22%
20%
18%
16%
14%
12%
10%
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

ASML

…leading to “Litho content” growth
Litho share of equipment approaching 20% level !

Source: SEMI WWSEMS including November 2006 data

/ Slide 35

Lithography

Inspection & lab
metrology

IC design

Reticle enhancement techniques

Design verification

In-Situ metrology

Litho
Value
added by
up/down
stream
feedback

ASML’s vision –
Value expansion with smart lithography

GROWTH

GROWTH

GROWTH

/ Slide 36

ASML to acquire Brion Technologies

Brion is a venture-backed startup based in Santa Clara,
California, founded in 2002

More than 120 employees

8 out of top 10 chip makers are Brion customers

Brion is the largest, fastest growing pure-play in computational lithography

Products include Litho Verification, Simulation and RET/OPC
tools

Technology transfers between companies will strengthen each
others product lines, leading to significant customer value and business growth

/ Slide 37

ASML’s growth trajectory

Natural market growth, as lithography needs per node are
increasing:

More tools for more layers

Higher ASP to address complexity

Market share growth, as ASML strengthens technology
leadership fueled by R&D accumulated experience and
scale

Scope broadening, as ASML acquires hardware value
expansion technologies and new product opportunities

/ Slide 38

Commitment